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                                                                       EXHIBIT 3

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BW2111  AUG 15,2000       4:31 PACIFIC      07:31 EASTERN

( BW)(GLOBAL-TECH-APPLIANCES)(GAI) Global-Tech Appliances Reports Improved First Quarter Results and Plans Further Diversification of Its Business

Business Editors

HONG KONG--(BUSINESS WIRE)--Aug. 15, 2000--Global-Tech Appliances Inc. (NYSE:
GAI) announced today improved net sales and earnings for the first quarter of fiscal 2001 ended June 30, 2000.

Net sales for the first quarter of fiscal 2001 increased 21% to $22.7 million compared to $18.7 million for the first quarter of fiscal 2000. Net income rose 64% for the first quarter of fiscal 2001 to $1.8 million, or $0.15 per share, compared to $1.1 million, or $0.09 per share, for the corresponding period in fiscal 2000. Net income in the first quarter of fiscal 2000 was impacted by an unusual expense of $500,000 relating to professional expenses for exploratory acquisition-related activities.

John C.K. Sham, President and Chief Executive Officer, said: "The increase in net sales for the first quarter was primarily due to the continued introduction of floor care products to our business. Due to the significant start-up costs associated with these products, our margins were impacted adversely, but we are optimistic that they will improve as floor care production ramps up while the Company concurrently accelerates its efforts on producing higher margin products."

Mr. Sham continued, "Manufacturing floor care products was the first step in our strategy to diversify and transform a portion of our manufacturing from relatively simple, commodity-type personal care and other appliances to both more advanced, higher-value products and new product categories. We plan to continue and expand this diversification program later this year with the introduction of a couple of new environmental care products. Additionally, the Company announced recently the execution of an agreement with Lite Array, Inc. to establish a manufacturing plant for flat-panel, OLED displays at our Dongguan, China facility and potentially utilize such displays to further diversify into higher-value, technology-oriented consumer and commercial products."

Mr. Sham concluded, "With continuing cost pressures in plastic resins, packaging and energy costs, it remains important for us to achieve significant sales gains throughout the year. Progress in new product development, as well as efforts to gain new customers, will be needed to maintain our excellent start to fiscal 2001."

Global-Tech is an original designer, manufacturer, and marketer of a wide range of small household appliances in six primary product categories: kitchen appliances; personal, beauty and health care products; garment care products; travel products and accessories; floor care products; and environmental care products. The Company's products are marketed by its customers under brand names such as Black & Decker(R), DeLonghi(R), Hamilton Beach(R), Krups(R), Morphy Richards(R), Moulinex(R), Mr. Coffee(R), Proctor-Silex(R), Remington(R), Sunbeam(R), Vidal Sassoon(R), and West Bend(R).

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Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability and cost of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its most recent Report on Form 20-F.

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--------------------------------------------------------------------------------
                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
              (Amounts expressed in United States dollars, except
                              for per share data)
--------------------------------------------------------------------------------
                                                        Three Months Ended
                                                              June 30,
                                                        2000            1999
                                                    (unaudited)      (unaudited)
--------------------------------------------------------------------------------
Net Sales                                             $22,711          $ 18,729
Cost of goods sold                                    (17,887)          (14,234)
                                                      -------          --------
Gross profit                                            4,824             4,495
Selling, general and administrative expenses           (3,948)           (3,561)
Unusual item                                               --              (500)
                                                      -------          --------
Operating income                                          876               434
Other income, net                                         959               712
                                                      -------          --------
Income before income taxes                              1,835             1,146
Provision for income tax                                  (66)              (69)
                                                      -------          --------
                                                      $ 1,769          $  1,077
                                                      =======          ========
Net income per share                                  $  0.15          $   0.09
                                                      =======          ========
Weighted average number of shares outstanding          12,130            12,090
                                                      =======          ========

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-------------------------------------------------------------------------------
                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

              (Amounts expressed in United States dollars, except
                              for per share data)
-------------------------------------------------------------------------------
                                                     June 30,         March 31,
                                                       2000             2000
                                                    (unaudited)       (audited)
-------------------------------------------------------------------------------
                  ASSETS
Current assets:
     Cash and cash equivalents                         $ 43,842        $ 53,647
     Investment in marketable securities                 12,363          20,278
     Accounts receivable, net                            10,204           7,167
     Deposits, prepayments & other assets                 4,114           3,365
     Inventories, net                                    20,560          18,160
                                                       --------        --------
        Total current assets                             91,083         102,617

 Property, plant and equipment                           29,135          29,305
 Construction-in-progress                                 7,817           7,320
 Patents                                                     14              14
 Loan to directors                                          461             461
                                                       --------        --------
        Total assets                                   $128,510        $139,717
                                                       ========        ========

        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Short-term bank borrowings                        $     --        $      2
     Current portion of long-term bank loans                763           1,063
     Accounts payable                                    12,333           8,734
     Advance payments from customers                         72              71
     Accrued expenses                                     3,147           3,029
     Income tax provision                                 2,571           2,505
                                                       --------        --------
        Total current liabilities                        18,886          15,404
 Long-term bank loans                                     1,407           1,407
                                                       --------        --------
        Total liabilities                                20,293          16,811

 Shareholders' equity:
     Preferred stock, par value $0.01; 1,000,000
      shares authorized, no shares issued
     Common stock, par value $0.01; 50,000,000 shares
      authorized; 12,830,000 shares issued; 12,136,103
      shares outstanding as of June 30, 2000;
      12,126,101 shares outstanding as of March 31,
      2000                                                  128             128
     Additional paid-in capital                          81,662          81,662
     Retained earnings                                   31,576          46,237
     Accumulated other comprehensive deficit               (498)           (364)
    Less:  Treasury stock, at cost: 693,897 shares as
      of June 30, 2000; 703,899 shares as of March 31,
      2000                                               (4,651)         (4,757)
                                                       --------        --------
        Total shareholders' equity                      108,217         122,906
                                                       --------        --------
        Total liabilities and shareholders' equity     $128,510        $139,717
                                                       ========        ========


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        --30--dc/ny*

        CONTACT: Global-Tech USA, New York
          Brian Yuen, 212/683-3320

        KEYWORD: INTERNATIONAL ASIA PACIFIC
        INDUSTRY KEYWORD: CONSUMER/HOUSEHOLD MANUFACTURING EARNINGS

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